Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Notification of Board Meeting

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that a meeting of the Board of Directors of the Company will be held on Tuesday, August 10, 2010 at 9:00 a.m. at which announcement of the profits or losses for the three months ended June 30, 2010 is to be approved for publication.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
July 29, 2010

For identification purposes only